Ferrellgas Partners, L.P.

7500 College Boulevard, Suite 1000

Overland Park, Kansas 66210

October 26, 2015

VIA EDGAR

Mara Ransom
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P.

Registration Statement on Form S-3

File No. 333-207227

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ferrellgas Partners, L.P. (the “Partnership”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-3 to October 28, 2015 at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

1.                                      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ferrellgas Partners, L.P.

By: Ferrellgas, Inc., its general partner

By:	/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President, Chief Financial Officer and Treasurer

cc:                                John Goodgame, Akin Gump Strauss Hauer & Feld LLP